FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation

(the “Company”)

Suite 4400, 40 King Street West

Toronto, Ontario  M5H 3Y4

Item 2.

Date of Material Change

July 8, 2015

Item 3.

News Release

A news release was issued on July 8, 2015 and disseminated through Marketwired.

Item 4.

Summary of Material Change

The Company has secured unrestricted $1.53 million dollar "bullion loans” as part of its forward-path to the development of multiple cash flows from multiple, simultaneous, projects in the United Republic of Tanzania.  Under the terms of the loan agreements, the bullion loans are for a period of one year are are subject to renewal and carry an 8% interest rate payable quarterly.  The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.27658 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.27658 per share.  There is no prepayment penalty.

An 8% finder’s fee of $122,400 is payable by the issuance of 442,548 common shares at a price of $0.27658 per share.  The bullion loans and payment of the finder’s fee are subject to approval of the TSX.

Item 5.1

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact:

James E. Sinclair

President and CEO

1-844-364-1830

Item 9.

Date of Report

July 13, 2015

Schedule “A”

Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – July 8, 2015

Tanzanian Royalty successfully negotiates $1.53 Million dollar "Bullion Loan"

to Facilitate Production Ramp-Up

TORONTO, ONTARIO--(Marketwire July 8th, 2015) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") is pleased to announce that, as part of its forward-path to the development of multiple cash flows from multiple, simultaneous, projects in the United Republic of Tanzania, it has successfully secured unrestricted $1.53 million dollar "bullion loans."

Under the terms of the loan agreements, the bullion loans for a period of one year are subject to renewal and carries an 8% interest rate payable quarterly.  The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.27658 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.27658 per share.  There is no prepayment penalty.

An 8% finder’s fee of $122,400 is payable by the issuance of 442,548 common shares at a price of $0.27658 per share.  The bullion loans and payment of the finder’s fee are subject to approval of the TSX.

The bullion loan proceeds will be used to build the additional plant facilities and related mechanical processes that will take the Company to the production ramp-up as previously disclosed.  The Company believes that is has successfully navigated a major cross-roads on the path to becoming a recognized producer within its sector.

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

- A2 -

CONTACT INFORMATION

Tanzanian Royalty Exploration Corporation Investor Relations

1-844-364-1830 investors@TanzanianRoyalty.com www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information, including but not limited to that the Company will be able to the production ramp up previously disclosed. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company contained in our SEC filings including our annual report on Form 20-F and other reports filed with the SEC concerning these risks and uncertainties.